Exhibit 12.1

Boyd Gaming Corporation

Computation of Ratio of Earnings to Fixed Charges

($ in thousands, except for ratios)

(unaudited)

	Nine Months Ended September 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Earnings Calculation:

Income before provision for income taxes and cumulative effect of a change in accounting principle and before operating and non- operating results from Borgata	$149,586	$77,697	$121,688	$76,479	$85,460	$42,852	$103,601

Add:
Interest expense	96,572	70,513	102,027	74,549	72,904	75,374	79,303
Interest component of rent expense	6,577	3,513	5,574	2,842	2,670	2,262	1,767
Distributed income from Borgata	19,627	—	—	—	—	—	—

Earnings available for fixed charges	$272,362	$151,723	$229,289	$153,870	$161,034	$120,488	$184,671

Fixed charges:
Interest expense	$96,572	$70,513	$102,027	$74,549	$72,904	$75,374	$79,303
Capitalized interest	15,191	2,852	5,460	9,168	17,673	18,009	6,253
Interest component of rent expense	6,577	3,513	5,574	2,842	2,670	2,262	1,767

Total fixed charges	$118,340	$76,878	$113,061	$86,559	$93,247	$95,645	$87,323

Ratio of earnings to fixed charges	2.3x	2.0x	2.0x	1.8x	1.7x	1.3x	2.1x